SEALSQ to Invest $10 Million in WISeSat.Space to Accelerate Satellite Constellation Deployment, Space-Based Quantum Key Distribution (QKD) Communications, and Decentralized IoT Transactions

QKD capability offers scalable, recurring "Satellite-as-a-Service" revenue for SEALSQ.

Geneva, Switzerland, May 14, 2025 -- SEALSQ Corp (NASDAQ: LAES) ("SEALSQ" or "Company"), a company that focuses on developing and selling Semiconductors, PKI, and Post-Quantum technology hardware and software products, during its Quantum Day in France, announced the intention to invest $10 million in WISeSat.Space AG (“WISeSat”), and join its parent company, WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) as a strategic investor in the WISeSat satellite constellation. Of note, WISeSat, a subsidiary of WISeKey, focuses on space technology for secure satellite communication, specifically for IoT applications.

This investment, which is subject to, amongst other requirements, final approval by the Board of Directors of SEALSQ, marks a significant milestone in building the world’s first quantum-resilient satellite network, capable of delivering ultra-secure communications and transactional IoT (t-IoT) services from space.

The June 2025 mission will also feature a Proof of Concept (PoC) showcasing SEALCOIN’s ability to enable decentralized, autonomous transactions between satellites and IoT devices. Powered by Hedera’s Decentralized Ledger Technology (DLT), SEALCOIN ensures secure, transparent, and tamper-proof exchanges, laying the groundwork for a scalable Transactional IoT (t-IoT) ecosystem. This capability opens new opportunities for machine-to-machine (M2M) transactions in industries such as smart cities, automating resource management and infrastructure control; logistics, securing real-time tracking and automated payments; and remote sensing and environmental monitoring, enabling data monetization and autonomous operations.

SEALSQ’s investment goes beyond technology — it unlocks a transformational business opportunity to connect and secure trillions of IoT devices globally, across industries such as logistics, smart cities, energy, agriculture, and defense. Leveraging WISeSat’s satellite constellation, SEALSQ can extend its Post-Quantum Chip and Root of Trust technologies directly to IoT devices anywhere on Earth, including remote and hard-to-reach locations. This capability introduces a scalable "Satellite-as-a-Service" revenue model, enabling organizations worldwide to subscribe to secure, real-time IoT communications services. This model provides recurring revenue streams based on connectivity subscriptions, data monetization, and decentralized transactional services using SEALCOIN, WISeKey’s blockchain-based transaction platform.

The global quantum communication market which reached over $1 billion in 2024, is projected to grow at a CAGR of 31.8% from 2025 to 2030, driven by the escalating demand for unbreakable security in finance, healthcare, defense, and critical infrastructure. With cyberattacks becoming more sophisticated, traditional encryption methods are increasingly vulnerable.

QKD, a cornerstone of quantum communication, provides unparalleled security by leveraging the laws of quantum mechanics. Unlike classical encryption, QKD generates keys that cannot be intercepted or copied without detection, safeguarding sensitive data in sectors such as:

-	Finance, ensuring secure transactions and data privacy,
-	Healthcare, protecting patient records and medical data, and,
-	Defense, securing mission-critical communications and national infrastructure.

By integrating QKD with WISeSat’s satellite-based infrastructure, SEALSQ and WISeKey are poised to capture a leadership position in this rapidly expanding market.

Building on previous successful missions, WISeKey is preparing for multiple WISeSat deployments in 2025 aimed at expanding the satellite network for global coverage and redundancy, integrating AI-driven security analytics and real-time data processing, and developing hybrid terrestrial-satellite solutions for seamless, secure IoT connectivity.

An upcoming mission, currently scheduled for Q4 2025, will launch WISeSat 2.1, the first satellite embedding SEALSQ’s WISeKey Quantum RootKey as part of a space-based Quantum Key Distribution (QKD) proof-of-concept. This breakthrough deployment positions WISeSat as a global leader in quantum-secure satellite communications, addressing critical security challenges in the digital-first world.

The deployment of WISeKey’s Quantum RootKey, based on NIST-recommended post-quantum algorithms like CRYSTALS-Kyber and CRYSTALS-Dilithium, ensures that all cryptographic operations—key generation, storage, and management—are protected against both classical and quantum threats. This technology supports secure command authentication to prevent satellite hijacking, protection of sensitive data including defense communications and Earth observation imagery, and global cryptographic key distribution to safeguard critical infrastructure.

The industrialization of WISeSat’s Satellite-as-a-Service platform will accelerate the adoption of quantum-secure space services at a global scale, unlocking new market opportunities and sustainable long-term growth.

As cyber and environmental challenges intensify, WISeSat’s quantum-secure IoT satellite constellation stands ready to deliver resilient, scalable, and sustainable digital infrastructure—protecting the connected world, one satellite at a time.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@equityny.com